SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PLAYA HOTELS & RESORTS N.V.
(Name of Issuer)

Ordinary Shares, par value €0.10 per share

(Title of Class of Securities)

N70544106
(CUSIP Number)

Cathleen McLaughlin, Esq.

Paul Hastings LLP

200 Park Avenue

New York, New York 10166

(212) 318-6620

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N70544106

1.	Names of reporting persons. Sagicor Financial Corporation Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Bermuda

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 20,000,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 20,000,000

11.	Aggregate amount beneficially owned by each reporting person 20,000,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.1%
14.	Type of reporting person (see instructions) HC

CUSIP No. N70544106

1.	Names of reporting persons. Sagicor Investments Jamaica Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Jamaica

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 20,000,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 20,000,000

11.	Aggregate amount beneficially owned by each reporting person 20,000,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.1%
14.	Type of reporting person (see instructions) IA

CUSIP No. N70544106

1.	Names of reporting persons. Sagicor Life Jamaica Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Jamaica

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 20,000,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 20,000,000

11.	Aggregate amount beneficially owned by each reporting person 20,000,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.1%
14.	Type of reporting person (see instructions) IC

CUSIP No. N70544106

1.	Names of reporting persons. Jamziv Mobay Jamaica Portfolio Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Jamaica

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 20,000,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 20,000,000

11.	Aggregate amount beneficially owned by each reporting person 20,000,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.1%
14.	Type of reporting person (see instructions) OO

CUSIP No. N70544106

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value €0.10 per share (the “Ordinary Shares”), of Playa Hotels & Resorts N.V. (the “Issuer”), a limited liability company organized under the laws of the Netherlands. The principal executive offices of the Issuer are located at Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands.

Item 2.	Identity and Background.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

This Schedule 13D is filed by:

•	Sagicor Financial Corporation Limited, an exempted company continued under the laws of Bermuda (“SFC”);

•	Sagicor Investments Jamaica Limited, a company formed under the laws of Jamaica (“SIJ”);

•	Sagicor Life Jamaica Limited, a company formed under the laws of Jamaica (“SLJ”); and

•	Jamziv Mobay Jamaica Portfolio Limited, a company incorporated under the laws of Jamaica (“JMJPL”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

The address of the principal office of each of the Reporting Persons is as follows:

•	in the case of JMJPL, 28-48 Barbados Avenue, Kingston 5, Jamaica;

•	in the case of SIJ, 85 Hope Road, Kingston 6, Jamaica;

•	in the case of SLJ, 28-48 Barbados Avenue, Kingston 5, Jamaica; and

•	in the case of SFC, Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096.

The principal business of each of the Reporting Persons is as follows:

•	SFC and its subsidiaries (the “Sagicor Group”) operate across the Caribbean and in the United States of America. The principal activities of the Sagicor Group are (i) life and health insurance; (ii) annuities and pension administration services; (iii) property and casualty insurance and (iv) banking, investment management and other financial services (the “Sagicor Business”). SFC, through its indirect ownership interest in Sagicor Group Jamaica Limited (the parent company of each of SIJ and SLJ), is the controlling person of SIJ and SLJ for purposes of Schedule 13D.

•	SLJ is an insurance company and it indirectly controls 62% of JMJPL.

CUSIP No. N70544106

•	SIJ is a company that provides investment, fund and unit trust management services in Jamaica.

•	JMJPL is a special-purpose entity formed for the purpose of acquiring the Ordinary Shares reported in this Schedule 13D. JCSD Trustee Services Limited, a company incorporated under the laws of Jamaica (“JCSD”), owns 62% of JMJPL as trustee for Sigma Real Estate Portfolio, a portfolio of the Sagicor Sigma Global Funds, a collective investment scheme. JCSD does not have voting and dispositve power over the Ordinary Shares held by JMJPL and has appointed SIJ as its investment manager, providing SIJ with voting and dispositive power over the Ordinary Shares directly held by JMJPL. SIJ has delegated to SLJ its investment management authority over Ordinary Shares reported herein, which delegation may be terminated. Accordingly, SLJ shares voting and dispositive power over these Ordinary Shares with SIJ.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

For information required for this Item 2 by Instruction C to Schedule 13D with respect to the executive officers and directors of JMJPL, SIJ, SLJ and SFC (collectively, the “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The information under the heading “Contribution Agreement” in Item 4 hereof is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Contribution Agreement

On June 1, 2018, the parties completed the transactions contemplated by that certain definitive Share Exchange Implementation Agreement, dated as of February 26, 2018, by and among the Issuer, JCSD, X Fund Properties Limited, a company incorporated under the laws of Jamaica (“X Fund Properties”), Sagicor Pooled Investment Funds Limited, a company incorporated under the laws of Jamaica (“SPIFL”) and Sagicor Real Estate X Fund Limited (“X Fund”), as amended by that certain First Amendment to Share Exchange Implementation Agreement dated as of May 31, 2018 (as amended, together hereinafter referred to as the “Contribution Agreement” and such amendment, the “Contribution Amendment”). JCSD, X Fund Properties, SPIFL and X Fund are collectively referred herein as the “Sagicor Parties”

Pursuant to the terms and conditions of the Contribution Agreement, the Sagicor Parties contributed to a subsidiary of the Issuer a portfolio of all-inclusive resorts in Jamaica, certain developable land sites and a management contract for an all-inclusive resort (the “Jamaica Assets”) in exchange for consideration consisting of 20 million Ordinary Shares and $95 million in cash, which cash amount is subject to possible future adjustments as described below (such transaction, the “Contribution”).

CUSIP No. N70544106

Pursuant to the Contribution Agreement, prior to the closing of the Contribution, the Issuer established an escrow account of $5 million, which cash may be released to either the Issuer or the Sagicor Parties to fund adjustments following the closing of the Contribution. Immediately after the closing of the Contribution, an initial adjustment to the escrow of $2.5 million was released back to the Issuer. The remaining amount held in escrow may be released to the Sagicor Parties in accordance with a closing statement to be delivered by the Sagicor Parties following the closing, upon the satisfaction by the Sagicor Parties of certain conditions described in the Contribution Amendment.

In connection with the Contribution Agreement, the Issuer agreed that the Sagicor Parties would have the right to designate two individuals for election to the Issuer’s board of directors (the “Issuer Board”). On May 10, 2018, the Issuer’s annual general meeting of shareholders elected to the Issuer Board Mr. Richard O. Byles and Mr. Christopher W. Zacca, the two directors designated for election by the Sagicor Parties, with a term beginning upon the consummation of the Contribution.

The foregoing summary of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Contribution Agreement, a copy of which was filed as Exhibit 2 hereto, and the Contribution Amendment, a copy of which is filed as Exhibit 3 hereto, and each of which is incorporated herein by reference.

Shareholder Agreement

On May 31, 2018, in connection with the closing of the Contribution, the Issuer entered into that certain Shareholder Agreement (the “Shareholder Agreement”) with JCSD and X Fund Properties (collectively, the “Designating Shareholder”). The Shareholder Agreement provides that beginning with the annual general meeting of shareholders to be held in 2019, the Designating Shareholder will have certain rights to designate directors to the board of directors of the Issuer (the “Issuer Board”). The Designating Shareholder will have the right to designate (i) two directors to the Issuer Board for as long as the Designating Shareholder holds more than 18,000,000 Ordinary Shares and (ii) one director to the Issuer Board for as long as the Designating Shareholder holds 18,000,000 or fewer but more than 10,000,000 Ordinary Shares.

The foregoing description of the Shareholder Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Shareholder Agreement, which is attached hereto as Exhibit 4 hereto and is incorporated herein by reference.

General

Depending upon various factors, including overall market conditions, other investment opportunities available to the Reporting Persons and the Covered Persons, and the availability of Ordinary Shares at prices that would make the purchase of additional Ordinary Shares desirable, the Reporting Persons and the Covered Persons may or may not increase their position in the Issuer through, among other things, the purchase of additional Ordinary Shares or derivative securities, on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons and the Covered Persons may deem advisable.

The Reporting Persons and the Covered Persons intend to review their investments in the Issuer on a continuing basis and depending on various factors the Reporting Persons and the Covered Persons may deem relevant to their investment decision, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and the Covered Persons may decide to sell some or all of their Ordinary Shares, or to continue to hold their existing position in the Ordinary Shares for investment. The Reporting Persons and the Covered Persons, if they so elect, may from time to time engage in transactions for the purpose of hedging some or all of their positions in the Ordinary Shares.

CUSIP No. N70544106

In addition, depending upon the factors mentioned above and other factors the Reporting Persons and the Covered Persons may deem relevant, the Reporting Persons and the Covered Persons may in the future take such other actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with management and/or the Board of Directors of the Issuer concerning opportunities that the Reporting Persons and the Covered Persons believe may exist to improve the business, operations, financial condition and strategic direction of the Issuer, communicating with other shareholders of the Issuer, seeking additional representation on the Issuer’s Board of Directors, or changing their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person or Covered Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information relating to the beneficial ownership of Ordinary Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 132,569,967 shares outstanding as of June 19, 2018, as reported in the Issuer’s Form S-3 Registration Statement filed with the SEC on June 20, 2018. None of the Covered Persons beneficially own any Ordinary Shares.

Except as set forth in Item 4 hereof, neither the Reporting Persons nor the Covered Person have effected any transactions in the Ordinary Shares in the sixty (60) days preceding the filing this Schedule 13D.

Except for the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.

The information in Items 4 and 6 hereof is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D and in the Joint Filing Agreement filed as Exhibit 1 hereto, to the best knowledge of the Reporting Persons and the Covered Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Persons and the Covered Persons and between the Reporting Persons and the Covered Persons and any other person with respect to the Ordinary Shares.

The information in Item 4 is incorporated by reference herein.

CUSIP No. N70544106

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
1*	Joint Filing Agreement, dated June 11, 2018
2	Share Exchange Implementation Agreement, dated as of February 26, 2018, by and among JCSD Trustees Services Limited, X Fund Properties Limited, Sagicor Pooled Investment Funds Limited, Sagicor Real Estate X Fund Limited Limited and Playa Hotels & Resorts N.V. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 27, 2018)
3	First Amendment to Share Exchange Implementation Agreement, dated as of May 31, 2018, by and among JCSD Trustees Services Limited, X Fund Properties Limited, Sagicor Pooled Investment Funds Limited, Sagicor Real Estate X Fund Limited and Playa Hotels & Resorts N.V. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 31, 2018)
4	Shareholder Agreement, dated as of June 4, 2018, by and among JCSD Trustees Services Limited, X Fund Properties Limited and Playa Hotels & Resorts N.V. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 31, 2018)

* Filed herewith.

CUSIP No. 74640Y 106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 10, 2018

Sagicor Financial Corporation Limited

By:	/s/ Dodridge D. Miller
Dodridge D. Miller, Group President &
Chief Executive Officer

Sagicor Investments Jamaica Limited

By:	/s/ Richard Byles
Richard Byles, Director

Sagicor Life Jamaica Limited

By:	/s/ Richard Byles
Richard Byles, Director

Jamziv Mobay Jamaica Portfolio Limited

By:	/s/ Christopher W. Zacca
Christopher W. Zacca, Director

Schedule I

Information with respect to Persons Covered Under Instruction C to Schedule 13D

Item 2. Identity and Background.

Capitalized terms used in this Schedule I but not defined herein have the meanings assigned to them in the Schedule 13D to which this Schedule I is attached. The following table sets forth as to each of the Covered Persons: (a) his/her name, (b) his/her residence or business address and (c) his/her present principal occupation or employment and the name, principal business and address of any corporation of other organization in which such employment is conducted.

Directors of SFC:

Name	Residence or Business Address	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship

Dr. Stephen D.R. McNamara	Sagicor Financial Corporation Limited Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096	Senior Partner of McNamara & Company, Attorneys-at-Law of St. Lucia

McNamara & Company

20 Micoud Street

P.O BOX 189

Castries, St Lucia

McNamara & Company is a law firm with areas of practice including civil and commercial litigation, conveyance, family law, intellectual property, tax and labor law, criminal law and wills and probate.

St. Lucia and Ireland

Andrew Aleong	Albrosco Group 139-141 Belmont Circular Road, Belmont, Port of Spain, Trinidad and Tobago	Group Managing Director of the Albrosco Group, a company formed under the laws of Trinidad and Tobago	Albrosco Group 139-141 Belmont Circular Road, Belmont, Port of Spain, Trinidad and Tobago Albrosco Group manufactures a wide variety of cold cuts and sausages	Trinidad and Tobago

Professor Sir Hilary M.C.D. Beckles, K.A.	Office of the Vice Chancellor The University of the West Indies Regional Headquarters Kingston 7, Jamaica, W.I.	Vice Chancellor of the University of the West Indies	Office of the Vice Chancellor The University of the West Indies Regional Headquarters Kingston 7, Jamaica, W.I. The University of the West Indies is a public university system in the Caribbean.	Barbados

Peter E. Clarke	Sagicor Financial Corporation Limited Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096	Retired	N/A	Trinidad and Tobago

Name	Residence or Business Address	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship

Dr. L. Jeannine Comma	Sagicor Financial Corporation Limited Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096	Retired	N/A	Trinidad and Tobago and Barbados

Monish K. Dutt	4201 Blagden Avenue NW Washington DC 20011 United States	Fellow of the Institute of Chartered Accountants and a consultant on emerging markets	4201 Blagden Avenue NW Washington DC 20011 United States	India

Dr. Marjorie M. Fyffe-Campbell	Sagicor Financial Corporation Limited Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096	Management consultant and fellow of the Institute of Chartered Accountants	Sagicor Financial Corporation Limited Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096	Jamaica

Richard M. Kellman	Sagicor Financial Corporation Limited Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096	Retired	N/A	Guyana

William P. Lucie-Smith	Sagicor Financial Corporation Limited Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096	Retired	N/A	Trinidad and Tobago

Dr. Dodridge D. Miller	Sagicor Financial Corporation Limited Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096	Group President and Chief Executive Officer of SFC	Sagicor Financial Corporation Limited Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096 SFC’s principal business is the Sagicor Business.	Barbados

John F. Shettle, Jr.	20 Horseneck Lane Greenwich, CT 06830	Operating Partner of Stone Point Capital LLC, a Delaware limited liability company	Stone Point Capital LLC 20 Horseneck Lane Greenwich, CT 06830 Stone Point Capital is a private equity firm in the global financial services industry.	United States of America

Richard P. Young	Sagicor Financial Corporation Limited Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096	Retired	N/A	Trinidad and Tobago

Executive Officers of SFC:

For information regarding SFC’s executive officers Dr. Dodridge D. Miller and Richard M. Kellman, see “Directors of SFC” above. Unless otherwise noted in the table below, the business address for all of SFC’s executive officers is Sagicor Financial Corporation Limited, Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096. SFC’s principal business is to serve as the holding company for the Sagicor Group.

Name	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship

Dr. M. Patricia Downes-Grant, CBE	Executive Director, Corporate, of SFC	See information for SFC immediately above this table.	Barbados

Ravi C. Rambarran	Group Chief Operating Officer of SFC, with responsibility for Sagicor Life Inc, Southern Caribbean Operations	See information for SFC immediately above this table.	Trinidad & Tobago

Anthony O. Chandler	Group Chief Financial Controller of SFC	See information for SFC immediately above this table.	Barbados

Althea C. Hazzard	Executive Vice President, General Counsel and Corporate Secretary of SFC	See information for SFC immediately above this table.	Barbados

Ronald B. Blitstein	Group Chief Information Officer of SFC

Sagicor Life Insurance Company

4010 W. Boy Scout Blvd., Suite 800, Tampa,

Florida 33607, USA

Sagicor Life Insurance Company is a life insurance company, which provides life insurance and annuity products.

United States of America

J. Andrew Gallagher	Chief Risk Officer of SFC	See information for SFC immediately above this table.	Canada

Nari T. Persad	Group Chief Actuary of SFC

Sagicor Life Insurance Company

4010 W. Boy Scout Blvd., Suite 800, Tampa,

Florida 33607, USA

Sagicor Life Insurance Company is a life insurance company, which provides life insurance and annuity products.

Canada

Name	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship

Donald S. Austin	Chief Executive Officer, Sagicor Life (Eastern Caribbean) lnc., a subsidiary of SFC registered in St Lucia

Sagicor Life (Eastern Caribbean) lnc. Choc Bay, Castries, St. Lucia

Sagicor Life (Eastern Caribbean) lnc. is an operating arm of Sagicor Life Inc., which operates in 17 countries in the English and Dutch speaking Caribbean and Latin America, providing insurance, finance and banking services.

Barbados

Bart F. Catmull	President and Chief Operating Officer, Sagicor Life Insurance Company USA, a subsidiary of SFC

Sagicor Life Insurance Company

4010 W. Boy Scout Blvd., Suite 800, Tampa,

Florida 33607, USA

Sagicor Life Insurance Company is a life insurance company, which provides life insurance and annuity products.

United States of America

J. Edward Clarke	Executive Vice President and General Manager, Barbados for SFC	See information for SFC immediately above this table..	Barbados

Keston D. Howell	Executive Vice President and General Manager, Dutch Caribbean & Central America for SFC	See information for SFC immediately above this table.	Trinidad & Tobago

Robert J. L. Trestrail	Executive Vice President and General Manager, Trinidad & Tobago for SFC	See information for SFC immediately above this table.	Trinidad & Tobago

Christopher W. Zacca, CD	President and Chief Executive Officer, Sagicor Group Jamaica Limited, a company incorporated in Jamaica

Sagicor Group Jamaica Limited,

28–48 Barbados Avenue,

Kingston 5, Jamaica W.I.

Sagicor Group Jamaica Limited is a majority owned subsidiary of SFC and a full service financial institution offering banking, investments, life & health insurance, pensions and real estate services.

Jamaica

Directors of SIJ:

Name	Residence or Business Address	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship

Peter Karl Melhado	Sagicor Group Jamaica Limited 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica	President & CEO ICD Group Limited	ICD Group Limited 7-9 Harbour Street Kingston ICD Group Limited is an Investment Holding Company which provides financial, construction and real Estate services.	Jamaica

Richard O. Byles	Sagicor Group Jamaica Limited 28-48 Barbados Avenue, Kingston 5	Retired	N/A	Jamaica

Paul Andrew Boswell Facey	Sagicor Group Jamaica Limited 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica	Vice President Investments, PanJam Investment Limited	PanJam Investment Limited 60 Knutsford Boulevard, Kingston 5, Jamaica PanJam Investment Limited is an investment holding company	Jamaica

Bruce Rex Vernon James	Sagicor Investments Jamaica Limited 85 Hope Road, Kingston 6 Jamaica, W.I.	President, MVP Track and Field Club	MVP Track and Field Club 237 Old Hope Road Kingston 6 MVP Track and Field Club is a track and field development club	Jamaica

Dr. Dodridge D. Miller	Sagicor Financial Corporation Limited Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096	Group President and Chief Executive Officer of SFC	Sagicor Financial Corporation Limited Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096 SFC’s principal business is to serve as the holding company for the Sagicor Group.	Barbados

Donovan Hugh Perkins	Sagicor Investments Jamaica Limited 85 Hope Road, Kingston 6 Jamaica, W.I.	Retired	N/A	Jamaica

Lisa Annette Soares Lewis	Sagicor Investments Jamaica Limited 85 Hope Road, Kingston 6 Jamaica, W.I.	CEO , Great People Solutions Limited	Great People Solutions Limited 22 B Old Hope Road, Kingston 5 Great People Solutions Limited is a human resources and performance management consulting business	Jamaica

Name	Residence or Business Address	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship

Colin Theophilius Steele	Sagicor Investments Jamaica Limited 85 Hope Road, Kingston 6 Jamaica, W.I.	Business Consultant	Colin Steele 68 Hope Road Kingston 6	Jamaica

Christopher W. Zacca, CD	Sagicor Group Jamaica Limited, 28–48 Barbados Avenue, Kingston 5, Jamaica W.I.

President and Chief Executive Officer of Sagicor Group Jamaica Limited, a company formed under the laws of Jamaica.

President & Chief Executive Officer, Sagicor Life Jamaica Limited, a company formed under the laws of Jamaica.

Sagicor Group Jamaica Limited,

28–48 Barbados Avenue,

Kingston 5, Jamaica W.I.

Sagicor Group Jamaica Limited is a majority owned subsidiary of SFC and a full service financial institution offering banking, investments, life & health insurance, pensions and real estate services.

Sagicor Life Jamaica Limited

28-48 Barbados Avenue,

Kingston

Sagicor Life Jamaica Limited is an insurance company.

Jamaica

Executive Officers of SIJ:

The principal business address for SIJ and all of its executive officers is Sagicor Investments Jamaica, 85 Hope Road, Kingston 6, Jamaica. SIJ’s principal business is providing investment, fund and unit trust management services in Jamaica.

Name	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship

Kevin Donaldson	Senior Vice President & CEO, Sagicor Investments Jamaica Limited	See information for SIJ immediately above this table.	Jamaica

Tara Nunes	Vice President, Wealth Management and Client Services, Sagicor Investments Jamaica Limited	See information for SIJ immediately above this table.	Jamaica

Directors of SLJ:

Name	Residence or Business Address	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship

Richard O. Byles	Chairman, Sagicor Group Jamaica Limited 28-48 Barbados Avenue, Kingston 5	Retired	N/A	Jamaica

Christopher W. Zacca, CD	Sagicor Group Jamaica Limited, 28–48 Barbados Avenue, Kingston 5, Jamaica W.I.

President and Chief Executive Officer of Sagicor Group Jamaica Limited, a company formed under the laws of Jamaica.

President & Chief Executive Officer, Sagicor Life Jamaica Limited, a company formed under the laws of Jamaica.

Sagicor Group Jamaica Limited,

28–48 Barbados Avenue,

Kingston 5, Jamaica W.I.

Sagicor Group Jamaica Limited is a majority owned subsidiary of SFC and a full service financial institution offering banking, investments, life & health insurance, pensions and real estate services.

Sagicor Life Jamaica Limited

28-48 Barbados Avenue,

Kingston

Sagicor Life Jamaica Limited is an insurance company.

Jamaica

Peter E. Clarke	64 Eagle Crescent Fairways Maraval Trinidad	Retired	N/A	Trinidad and Tobago

Jeffrey Carl-Cobham	Sagicor Life Jamaica Limited 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica	Retired	N/A	Barbados and Jamaica

Jacqueline D. Coke-Lloyd	Sagicor Life Jamaica Limited 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica	Managing Director Make Your Mark Consultants	Make Your Mark Consultants 1 Robertson Avenue, Kingston 6 Make Your Mark Consultants is a human resource training, leadership development, public relations and marketing consultancy	Jamaica

Name	Residence or Business Address	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship

Richard L. Downer	Sagicor Life Jamaica Limited 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica	Retired	N/A	Jamaica

Stephen B. Facey	Sagicor Life Jamaica Limited 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica	Chairman and Chief Executive Officer, PanJam Investment Limited	PanJam Investment Limited 60 Knutsford Boulevard, Kingston 5, Jamaica PanJam Investment Limited is an Investment Holding Company	Jamaica

Dr. Marjorie M. Fyffe-Campbell	Sagicor Financial Corporation Limited Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096	Management consultant and fellow of the Institute of Chartered Accountants	Sagicor Financial Corporation Limited Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096	Jamaica

Paul R. Hanworth	Sagicor Life Jamaica Limited 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica	Chief Operating Officer, PanJam Investment Limited	PanJam Investment Limited 60 Knutsford Boulevard, Kingston 5, Jamaica PanJam Investment Limited is an Investment Holding Company	Jamaica and United Kingdom

Errol D. McKenzie	Sagicor Life Jamaica Limited 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica	Retired	N/A	Jamaica

Dr. Dodridge D. Miller	Sagicor Financial Corporation Limited Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096	Group President and Chief Executive Officer of SFC	Sagicor Financial Corporation Limited Cecil F De Caires Building, Wildey, St. Michael, Barbados, BB15096 SFC’s principal business is to serve as the holding company for the Sagicor Group.	Barbados

Sharon R. Roper	Sagicor Life Jamaica Limited 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica	Founder and Managing Director, SIAN Associates	SIAN Associates Suite 34, 67-68 Hatton Garden, London, EC1N 8JY SIAN Associates is an industry management consulting business	Jamaica and United Kingdom

Raby D. Williams	Sagicor Group Jamaica Limited 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica	Retired	N/A	Jamaica

Executive Officers of SLJ:

The business address for all of SIJ and its executive officers is Sagicor Life Jamaica Limited, 28 – 48 Barbados Avenue, Kingston 5, Saint Andrew, Jamaica. SLJ’s principal business is as an insurance company.

Name	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship

Christopher W. Zacca, CD	President & Chief Executive Officer, Sagicor Life Jamaica Limited, a company formed under the laws of Jamaica.	See information for SLJ immediately above this table.	Jamaica

Willard Brown	Executive Vice President Employee Benefits	See information for SLJ immediately above this table.	Jamaica

Mark Chisholm	Executive Vice President – Individual Life Insurance Division	See information for SLJ immediately above this table.	Jamaica

Ivan B. O’B Carter	Executive Vice President - Group Chief Financial Officer	See information for SLJ immediately above this table.	Barbados

Janice Grant Taffe	Senior Vice President -General Counsel & Corporate Secretary	See information for SLJ immediately above this table.	Jamaica

Donnett Scarlett	Senior Executive Vice President – Group Treasury & Asset Management	See information for SLJ immediately above this table.	Jamaica

Simone Walker	Vice President – Group Marketing,	See information for SLJ immediately above this table.	Jamaica

Hope Wint	Vice President – Risk Management & Group Compliance	See information for SLJ immediately above this table.	Jamaica

Karl Williams	Senior Vice President – Group Human Resources & Corporate Services	See information for SLJ immediately above this table.	Jamaica

Directors of JMJPL:

Name	Residence or Business Address	Present Principal Occupation	Name, Principal Business and Address of Organization Where Employment Conducted	Citizenship

Richard O. Byles	Sagicor Group Jamaica Limited 28-48 Barbados Avenue, Kingston 5	Retired	N/A	Jamaican

Christopher W. Zacca, CD	Sagicor Group Jamaica Limited, 28–48 Barbados Avenue, Kingston 5, Jamaica W.I.

President and Chief Executive Officer of Sagicor Group Jamaica Limited, a company formed under the laws of Jamaica.

President & Chief Executive Officer, Sagicor Life Jamaica Limited, a company formed under the laws of Jamaica.

Sagicor Group Jamaica Limited,

28–48 Barbados Avenue,

Kingston 5, Jamaica W.I.

Sagicor Group Jamaica Limited is a majority owned subsidiary of SFC and a full service financial institution offering banking, investments, life & health insurance, pensions and real estate services.

Sagicor Life Jamaica Limited

28-48 Barbados Avenue,

Kingston

Sagicor Life Jamaica Limited is an insurance company.

Jamaican

JMJPL does not have any executive officers.

(d) None of the Covered Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Covered Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship for each of the Covered Persons is set forth in the table above.